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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2002

RIMFIRE MINERALS CORPORATION

700-700 West Pender Street
Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

RIMFIRE
MINERALS CORPORATION

CDNX:RFM

Suite 700
700 West Pender St.
Vancouver, B.C.
Canada V6C 1G8

Tel: (604)669-6660
Fax: (604)669-0898
E-mail: info@rimfire.bc.ca
Web Site: www.rimfireminerals.com
Contact: David Caulfield or Jason Weber

NEWS RELEASE

February 22, 2002

PR02-03

PRIVATE PLACEMENT ANNOUNCED

Rimfire Minerals Corporation (RFM-CDNX) reports that it has agreed to a private placement with three placees, including one institutional investor, of 1,100,000 units at the price of $.40 a unit for a total of $440,000.

Each unit will consist of one common share and one share purchase warrant exercisable at $0.45 for a two-year period. Securities issued on closing of the placement will be subject to a hold period. The placement is subject to regulatory acceptance. The proceeds of this private placement will be used to generate new exploration projects, advance existing projects and for working capital purposes.

The Company will pay an agent commission of $40,000 in connection with the placement.

Rimfire has granted incentive stock options, totaling 20,000 shares, to an officer of the company. The new incentive stock options are exercisable at $0.35 for a five-year period. These new options are subject to acceptance by the Canadian Venture Exchange.

On behalf of Rimfire Minerals Corporation

"David A. Caulfield"

David A. Caulfield, President

The securities offered will not be or have not been registered under the Securities Exchange Act of 1934 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, you may visit Rimfire's web site at www.rimfireminerals.com. If you have an E-mail address and would prefer to receive Rimfire's news through this format, please E-mail us at info@rimfire.bc.ca.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1 **Reporting Issuer:**
Rimfire Minerals Corporation
Suite 700 - 700 West Pender Street
Vancouver, B.C.
V6C 1G8

Item 2 **Date of Material Change:**
February 22, 2002

Item 3 **Press Release:**

Date of Issue	Place of Issue
February 22, 2002	Vancouver, British Columbia (See distribution sheet marked Schedule "A" attached for media coverage.)

Item 4 **Summary of Material Change:**

Rimfire Minerals Corporation reports that it has agreed to a private placement with three placees, including one institutional investor, of 1,100,000 units at the price of $0.40 a unit for a total of $440,000. . Rimfire has granted incentive stock options, totaling 20,000 shares, to an officer of the company. The new incentive stock options are exercisable at $0.35 for a five-year period. These new options are subject to acceptance by the Canadian Venture Exchange.

Item 5 **Full Description of Material Changes:**

Rimfire Minerals Corporation reports that it has agreed to a private placement with three placees, including one institutional investor, of 1,100,000 units at the price of $0.40 a unit for a total of $440,000.Each unit will consist of one common share and one share purchase warrant exercisable at $0.45 for a two-year period. Securities issued on closing of the placement will be subject to a hold period. The proceeds of this private placement will be used to generate new exploration projects, advance existing projects and for working capital purposes. The Company will pay an agent commission of $40,000 in connection with the placement. The placement is subject to regulatory acceptance. Rimfire has granted incentive stock options, totaling 20,000 shares, to an officer of the company. The new incentive stock options are exercisable at $0.35 for a five-year period. These new options are subject to acceptance by the Canadian Venture Exchange.

Item 6 **Reliance on Section 85(2) of the Act:**
Not applicable

Item 7 **Omitted Information:**
Not applicable.

Item 8 **Senior Officers:**

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	**Henry J. Awmack, Chairman** 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: henrya@equityeng.bc.ca

Item 9 **Statement of Senior Officer:**
The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of February, 2002.

RIMFIRE MINERALS CORPORATION

"DAVID A. CAULFIELD"

David A. Caulfield
President and CEO

Form53-901F

SCHEDULE A

Media:

Market News Publishing Inc.	News Desk
Canada Stockwatch	News Desk
The Northern Miner	News Desk
The Prospector	News Desk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

Date February 25, 2002

By: ______________________
David A. Caulfield, President